UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                            FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                              Commission File Number:  0-25586

                  UNIROYAL CHEMICAL CORPORATION
        (Exact name of registrant as specified in its charter)

          BENSON ROAD, MIDDLEBURY, CONNECTICUT  06749
                        (203) 573-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    10 1/2% SENIOR NOTES DUE 2002
              11% SENIOR SUBORDINATED NOTES DUE 2003
             12% SUBORDINATED DISCOUNT NOTES DUE 2005
    (Title of each class of securities covered by this Form)

                               NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a) (1) (i)   [ ]    Rule 12h-3(b) (1) (ii)   [ ]
    Rule 12g-4(a) (1) (ii)  [ ]    Rule 12h-3(b) (2) (i)    [ ]
    Rule 12g-4(a) (2) (i)   [ ]    Rule 12h-3(b) (2) (ii)   [ ]
    Rule 12g-4(a) (2) (ii)  [ ]    Rule 15d-6               [ ]
    Rule 12h-3(b) (1) (i)   [x]

Approximate number of holders of record as of the certification or notice date:  4

     Pursuant to the requirements of the Securities Exchange Act of 1934, Uniroyal Chemical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     DATE:     December 20, 1996     By:  /s/ John T. Ferguson II
                                          John T. Ferguson II
                                          Vice President